OMV Aktiengesellschaft

OMV Investor News

May 9, 2005

82-3209 5.00pm (UK time) – 6:00pm (CET)

OMV refinancing existing credit facilities

OMV, Central Europe's leading oil and gas group, today launched the refinancing of its existing credit facilities.

The new syndicated loan in the size of EUR 800 mn will replace the existing syndicated loan facilities, including the EUR 500 mn facility signed in 2002, the syndicated loan of OMV (U.K.) Limited of USD 140 mn and other bilateral credit lines of about EUR 173 mn. The initial borrower will be OMV FINANCE LIMITED, Isle of Man, guaranteed by OMV Aktiengesellschaft. Book runners of the new facility are Bank Austria Creditanstalt, Barclays Capital, BNP Paribas and Citigroup.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–March and Q1 2005** on May 25, 2005

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